Exhibit 99.1

Toro Corp. Announces the Acquisitions and Deliveries of Two Tanker Vessels

Limassol, Cyprus, September 18, 2026 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), a global energy transportation services provider, announces that it has entered into agreements, through two separate wholly-owned subsidiaries, to acquire two MR tanker vessels (the “Vessels”), from unaffiliated third parties.

The Company acquired the M/T Wonder Alasia, a 2018 Japanese-built MR tanker vessel, for a purchase price of $45.9 million and took delivery of the vessel on September 17, 2026.

Furthermore, the Company acquired a 2014 Korean-built scrubber-fitted MR tanker vessel, for a purchase price of $37.5 million and took delivery of the vessel on September 18, 2026. The vessel is expected to be renamed M/T Wonder Atria.

The Vessels’ acquisitions were funded with cash on hand.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises four MR tanker vessels and two LPG carriers transporting refined petroleum products and petrochemical gases worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transactions discussed herein, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov.  Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com